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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number 30837

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genuity Savings Plan

B.    Name of the issuer of securities held pursuant to the plan and the address of its principal executive office:

Genuity Inc.
225 Presidential Way
Woburn, MA 01801

REPORT OF INDEPENDENT AUDITORS

To the Administrators of
the Genuity Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the Genuity Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/    Ernst & Young LLP

Boston, Massachusetts
June 3, 2002,
except for Note 8,
as to which the date is
June 25, 2002

GENUITY SAVINGS PLAN

Statements of Net Assets Available for Benefits
as of December 31, 2001 and 2000

(in thousands)

	December 31,
	2001	2000
Assets:
Investments at fair value	$405,369	$445,451
Receivables:
Employer contribution receivable	208	581
Participant contribution receivable	475	1,371

Total receivables	683	1,952

Total assets	406,052	447,403

Liabilities:
Accrued expenses	—	3

Total liabilities	—	3

Net assets available for benefits	$406,052	$447,400

See accompanying notes.

GENUITY SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2001

(in thousands)

Year Ended December 31, 2001
Additions:
Additions to net assets attributed to-
Investment income-
Interest and dividends	$11,427
Contributions-
Participant, including rollovers	28,217
Employer	11,852

40,069

Total additions	51,496

Deductions:
Deductions from net assets attributed to-
Net depreciation in fair value of investments (Notes 2 and 3)	52,708
Benefits paid to participants	40,107
Administrative expenses	29

Total deductions	92,844

Net decrease	(41,348)
Net assets available for benefits, beginning of year	447,400

Net assets available for benefits, end of year	$406,052

See accompanying notes.

GENUITY SAVINGS PLAN

Notes to Financial Statements

December 31, 2001

(1)  Plan Description

        The following description of the Genuity Savings Plan (the "Plan") provides only general information. Participants should refer to the summary plan description and plan document for a more comprehensive description of the Plan's provisions.

        Genuity Inc. and subsidiaries (the "Company") completed its initial public offering of Class A common stock on June 30, 2000 and on that date GTE Corporation ("GTE") and Bell Atlantic closed their merger and commenced doing business as Verizon Communications Inc. ("Verizon"). Prior to its initial public offering, Genuity was a wholly-owned subsidiary of GTE.

        The following amendments, among others, were made to the Plan during the year 2000 and are included in the Amended, Restated and Renamed Plan effective January 1, 2001: (i) the name of the plan was changed to the Genuity Savings Plan; (ii) the employer match was increased from $0.50 to $0.75 for each $1.00 contributed up to 6% of eligible compensation; (iii) as a result of the initial public offering, the match is made to the Genuity Stock Fund and cannot be transferred to another investment fund; (iv) there is no longer a true-up feature in the Plan; and (v) in connection with the initial public offering of Genuity Inc. and its subsidiaries, certain participants became eligible for enrollment in the GTE Savings Plan. These participants, who remained employed with GTE, became fully vested in their Genuity Savings Plan accounts on April 30, 2000 and were no longer eligible to participate in the Genuity Savings Plan.

        In 2000, a new investment option for participants was available with the establishment of the Genuity Stock Fund.

        On March 28, 2000, GTE sold Cybertrust, a unit of Genuity, to an outside party. Employees within the Cybertrust unit were participants in the Plan. Upon the sale of Cybertrust, these participants were terminated from the Plan and therefore, were no longer eligible to make contributions.

General

        The Plan is a qualified defined contribution plan established in 1954, as the former BBN Corporation Retirement Trust, to provide retirement benefits for eligible domestic employees of the Company, as defined. The Plan is funded through both pre-tax and after-tax employee contributions, supplemented by the Company's contributions. Participants direct their contributions into various investment options offered by the Plan and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

        The Plan receives contributions from the Company and its employees. The Company contributions may consist of a discretionary employer contribution and a matching contribution, which are determined by the Compensation Committee of the Board of Directors of the Company. The matching contribution is equal to 75% of the amount contributed by each employee making a contribution of pre-tax and after-tax compensation up to a maximum Company match of 6% of the participant's credited compensation, as defined in the Plan. The Company did not make a discretionary employer contribution to the Plan in 2001 and does not expect to make a discretionary employer match in the future.

        Employees may contribute up to 20% of their annual compensation on a pre-tax basis as defined in the Plan or the annual IRS dollar limit ($10,500 in 2001) and may also contribute a percentage of their annual compensation on an after-tax basis subject to limitations imposed by the Internal Revenue Code (the "IRC"). Additionally, employees may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Participant Accounts

        One or more accounts are maintained under the Plan to reflect each participant's share of contributions, forfeitures and earnings. Participants' accounts are aggregated for investment purposes. Employee contributions and any Company matching contributions are credited to each participant's respective accounts. Discretionary employer contributions from the Company are allocated to eligible participant accounts in proportion to relative credited compensation as defined by the Plan. Forfeited balances of terminated participants' non-vested accounts are allocated among and credited to the accounts of participants as defined in the Plan document. Each participant's account is credited with an allocation of plan investment earnings (based on the participant's account balance). The benefit to which a participant is entitled upon withdrawal is the benefit that can be provided from the participant's vested account balance.

Vesting

        The portion of a participant's account representing employee pre-tax and after-tax contributions, related Company matching contributions and all related earnings, are at all times fully vested and non-forfeitable. The Company's discretionary employer contribution, forfeitures allocated to a participant's account and related earnings are subject to a vesting schedule. Participants will vest in these amounts 50% after one year of service and 100% after two years of service. A participant who is not already fully vested will become fully vested if, while a Genuity employee, he or she attains age 65 (the Plan's "normal retirement age"), dies, or becomes permanently disabled (as determined under the Plan).

Payment of Benefits

        Employees may begin to receive their entire account upon termination of service due to death, disability or retirement. Upon separation from service due to other reasons, a participant may receive the value of the vested interest in his or her account. Benefits may be paid either in a single lump sum cash payment or in annual installments over a period not to exceed 15 years. On a quarterly basis as of January 1, 2001, Fidelity reviews accounts of terminated participants' accounts. If the aggregate value of an account is less than $5,000, the participant is notified and a check for the value of the account is issued. A participant may receive a distribution of their balance or rollover their account balance prior to this time by contacting Fidelity directly to make such arrangements.

Withdrawals

        A participating employee may withdraw, at any time, the current value of his or her after-tax contributions, provided that at least $500 or the total value of the after-tax account, whichever is less, is withdrawn. Contributions withdrawn cannot be reinvested. Hardship withdrawals are available from a participant's pre-tax contributions under certain circumstances subject to Internal Revenue Service ("IRS") regulations.

Loans to Participants

        Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant's loan is treated as an investment of their account. Loans range from one to five years. Loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrators. At December 31, 2001, interest rates ranged from 6% to 9.5%. Generally, principal and interest payments are made ratably through payroll deductions.

(2)  Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared on the accrual method of accounting.

Investments, Valuation and Income Recognition

        Investments in mutual and money market fund shares and the Genuity Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value.

        The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

        Purchases and sales of securities are recorded on the trade-date basis. Gains or losses on sales of investments are determined based on the fair market value as of the beginning of the year, or cost if purchased during the year. Dividends and capital gains distributions are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

        Substantially all administrative expenses are paid directly by the Company. Administrative expenses which relate to the servicing of participant loans and certain investment fees are paid by the Plan through a reduction of participant account balances.

Payment of Benefits

        Benefits are recorded when paid. Benefits payable at year-end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

Use of Estimates

        The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(3)  Investments

        Investments representing 5% or more of net assets held by the Plan at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Fidelity Puritan Fund	$72,840	$78,312
Fidelity Magellan Fund	67,841	82,689
Fidelity U.S. Government Fund	52,288	50,550
Fidelity Equity-Income Fund	39,037	44,232
Fidelity Growth Company Fund	—	22,416

        During the year ended December 31, 2001, the net depreciation in value of Plan's investments was (including gains and losses on investments bought and sold, as well as held during the year) as follows (in thousands):

Investment Type	Year Ended December 31, 2001
Mutual Funds	$(45,633)
Genuity Stock Fund	(7,075)

Total	$(52,708)

(4)  Non-Participant Directed Investments

        The Genuity Stock Fund includes both participant-directed and non-participant directed contributions. The non-participant directed portion consists of the employer matching contribution, which cannot be redirected by a participant from the Fund. The participant-directed portion consists of contributions to or transfers into the Genuity Stock Fund by participants. This participant-directed portion can be transferred to other funds.

        The net assets of the Genuity Stock Fund as of December 31, 2001 and 2000, and the changes in net assets for the year ended December 31, 2001 were (in thousands):

	Participant Directed	Non-Participant Directed	Total Genuity Stock Fund
Beginning Balance as of December 31, 2000	$459	$4,220	$4,679
Contributions	2,468	12,070	14,538
Loan Repayments	69	114	183

Total Additions	2,537	12,184	14,721

Depreciation, net	(893)	(6,182)	(7,075)
Distributions	(440)	(706)	(1,146)
Loan Withdrawals	(55)	(450)	(505)

Total Deductions	(1,388)	(7,338)	(8,726)

Ending Balance as of December 31, 2001	$1,608	$9,066	$10,674

(5)  Tax Status

        The IRS has determined and informed the Company by a letter dated October 26, 1995 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Related Party Transactions

        Certain Plan investments are shares of Fidelity mutual funds. Fidelity Management Trust Company is the trustee of the Plan.

(7)  Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)  Subsequent events

        Beginning in 2002, the following changes have been made to the Genuity Savings Plan: 1) the pre-tax contribution limit increased to $11,000 in 2002, 2) employees 50 or over are eligible to make a "catch-up" pre-tax contribution up to $1,000 in 2002, 3) the suspension period for making contributions after a hardship withdrawal has been shortened from 12 months to six months, 4) eligible pre-tax contributions can be rolled over from another 401(k), 403 (b), or governmental 457 (b) retirement plan into this Plan, as well as most taxable amounts from IRAs, 5) for participants with loans in default, the unpaid loan balance plus accrued interest will be considered a taxable event in the year of default and reported to the IRS.

        On May 2, 2002, the Company announced a new company-wide restructuring, which includes a planned reduction of approximately 1,100 to 1,200 employees, or 27 to 29 percent of its employee base.

        On May 30, 2002, the Company completed a 20-to-1 reverse stock split of the Company's common stock.

        On June 11, 2002, the Company received a determination letter from the IRS that informed the Company that the Plan is designed in accordance with applicable sections of the IRC.

        On June 25, 2002, the Company announced that the Plan was amended to allow participants the option of reallocating their Company matching contribution from the Genuity Stock Fund into other investment options offered under the Plan.

GENUITY SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held At End of Year)
December 31, 2001

E.I.N.: 74-2864824
Plan No.: 001

Identity of Issuer	Number of Units/Loans	Description of Investment	Cost	Current Value
		EMPLOYER STOCK FUND
		Genuity Stock	$17,121,282	$10,477,564
		Money Market	195,941	195,941

Genuity Inc.*	4,089,465	Genuity Stock Fund	17,317,223	10,673,505
		MUTUAL FUNDS
Fidelity Investments*	4,122,259	Fidelity Puritan Fund		72,840,322
Fidelity Investments*	650,938	Fidelity Magellan Fund		67,840,715
Fidelity Investments*	800,423	Fidelity Equity-Income Fund		39,036,639
Fidelity Investments*	312,983	Fidelity Growth Company Fund		16,656,961
Janus Funds	363,764	Janus Worldwide Fund		15,947,424
Fidelity Investments*	349,678	Fidelity Contrafund		14,955,733
Fidelity Investments*	359,979	Spartan US Equity Index Portfolio		14,629,544
Fidelity Investments*	316,673	Fidelity Blue Chip Growth Fund		13,597,935
Fidelity Investments*	398,304	Fidelity Low-Priced Stock Fund		10,921,483
Fidelity Investments*	281,226	Fidelity Growth & Income Fund		10,512,223
Fidelity Investments*	270,976	Fidelity OTC Portfolio		8,446,309
Fidelity Investments*	189,745	Fidelity Fund		5,479,830
Fidelity Investments*	700,168	Fidelity Investment Grade Bond Fund		5,139,234
Templeton Global Advisors Limited	486,598	Templeton Foreign Fund-Class A		4,501,031
Fidelity Investments*	80,574	Fidelity Value Fund		4,150,348
Fidelity Investments*	250,632	Fidelity Independence Fund		3,952,470
Fidelity Investments*	158,711	Fidelity Europe Fund		3,929,683
Fidelity Investments*	378,167	Fidelity Intermediate Bond Fund		3,902,683
Fidelity Investments*	178,560	Fidelity Equity-Income II Fund		3,755,109
Fidelity Investments*	189,751	Fidelity Real Estate Investment Portfolio		3,514,190
Fidelity Investments*	178,763	Fidelity Asset Manager Growth Fund		2,563,464
Fidelity Investments*	115,800	Fidelity Convertible Securities Fund		2,304,427
Fidelity Investments*	65,757	Fidelity Overseas Fund		1,803,043
Fidelity Investments*	165,017	Fidelity Mortgage Securities Fund		1,797,032
Fidelity Investments*	82,443	Fidelity Capital Appreciation Fund		1,694,209
Fidelity Investments*	53,944	Fidelity Disciplined Equity Fund		1,192,157
Fidelity Investments*	76,061	Fidelity Asset Manager Fund		1,178,951
Fidelity Investments*	64,397	Fidelity Worldwide Fund		944,058
Fidelity Investments*	48,806	Fidelity Asset Manager Income Fund		552,976
		MONEY MARKET FUND
Fidelity Investments*	52,287,599	Fidelity U.S. Government Fund		52,287,599
Fidelity Investments*	981	Fidelity Retirement Government Money Market		981
		LOANS TO PARTICIPANTS
Participant loans*	899	6% to 9.5%		4,666,910

				$405,369,178

*
Represents parties-in-interest to the Plan.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENUITY SAVINGS PLAN
By:	/s/ DANIEL P. O'BRIEN Daniel P. O'Brien Executive Vice President and Chief Financial Officer (Duly Authorized Officer)

Dated: June 28, 2002

QuickLinks

Table of Contents
REPORT OF INDEPENDENT AUDITORS
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001
Notes to Financial Statements December 31, 2001
Schedule H, Line 4i-Schedule of Assets (Held At End of Year) December 31, 2001
SIGNATURE